Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

1)	SanDisk Limited, a Japanese company

2)	SanDisk GmbH, a German company

3)	SanDisk Israel Ltd., an Israeli company

4)	SanDisk Hong Kong Limited, a Hong Kong company

5)	SanDisk International Sales, Inc., a Delaware corporation

6)	SanDisk International Limited, a Cayman Islands company

7)	SanDisk Sweden AB, a Swedish company

8)	SanDisk U.K. Limited, a United Kingdom company

9)	SanDisk Scotland Limited, a United Kingdom company

10)	SanDisk Secure Content Solutions, Inc., a Delaware corporation

11)	MDRM Digital Ltd., an Israeli company

12)	SanDisk Sales, YK, a Japanese company